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On-Demand 3D Fabrication: the world's largest color 3D printing facility

Our 3D Printing software platform enables businesses to produce customized products for their customers like: a model brain-with-tumor based on a patient's personal MRI, a veterinary model used in pre-surgical planning for a dog with anguler limb deformity, a super-sized character, or that unique trade show display. By coupling our cloud-based software platform with our full-color 3D printing facility, the options are limitless; that's why we've attracted some of the largest brands in the world.



Jerry Ropelato
CEO
30 years in internet media, tech product development, and manufacturing. Founder of $130M Purch.


Inside WhiteClouds

Why you may want to invest

1. $9.8 million in revenue since inception.
2. Over 70 Fortune 1000 customers.
3. Raised $1.3M from 975 investors on Wefunder.
4. 3DaaS Software Platform.
5. After a successful 23 month trial, signed contract to provide patient-specific 3D printed Veterinary models with largest Veterinary platform (1,870 veterinary surgical centers).
6. New Customers Include: Largest Anatomical Models Supplier and two of the Largest Healthcare3D Visualization Developers in the US and Europe (Medical Imaging Software used by 6,300 Healthcare providers)
7. Acquired Software 3D Printing Companies: Sandboxr and 3DPlusMe.
8. Gross Profit margin improved from 53% to 66% over the last 4 quarters.

Our Ambition

At WhiteClouds, we know over 88% of customers want personalization in their products. That's why we make it easy for companies to create personalized and customized products, big and small—no expertise in 3D design, software, or equipment necessary. Our robust end-to-end software and dedication to quality are why we have customers ranging from medical and veterinary to gaming and retail.

- 3D_Printing_and_Consumer_Products_Manufacturing.pdf
- Disruptive_Technologies-McKinsey.pdf
- Market_Guide_to_3D_Printer_Manufacturers-Gartner.pdf
- WhiteClouds_Investor_Deck.pdf

https://whiteclouds.com

Ogden, UT

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What you are investing in

Future Equity (Wefunder SAFE)

~~$22M~~ **$20M** valuation cap

First $50K investors of this fundraise will invest in a SAFE with a $20M valuation cap and 10% discount.

10.0% discount
$25K+ pro rata right threshold

A SAFE gives you the right to future shares in the company. If you invest, you're betting the company will be worth more than $20M in the future.

Earning a return
Learn more about SAFEs

Investor perks

$1,000+
WhiteClouds Polo Shirt

$5,000+
Previous Perks + 3D Printed Moon Topography

see $25,000, $100,000, & $250,000+ perks

technology · animals · medical device · manufacturing · healthcare · games · events · b2b · animals · 3d printing · entertainment · 3d printing · tech · software · 3d printing · b2b · construction

Why I Like WhiteClouds

As a technology entrepreneur for 25 years, and an angel investor for 15 years, I've seen a lot of ideas and met a lot of entrepreneurs (hundreds). I can tell you that Jerry Ropelato and WhiteClouds are the "real deal." Jerry is one of those serial tech entrepreneurs who starts his next company with the same passion and hunger that he started his first one and is willing to commit his own personal capital before asking others to do the same. WhiteClouds' exceptional quality has established them as the go-to service provider for the world's largest 3D printing projects. I'm delighted to finally have the opportunity to invest in what I personally believe is a billion-dollar company, with a guy I trust implicitly.



James Marciano
TUCK ADVISORS

Since partnering with WhiteClouds, we have been able to enhance the entire architectural experience for our clients! The ability to recreate our client's custom log and timber frame home design in the form of a 3D print model, provides a greater clarity as to how the project will look and feel on the specific topography of their building site.

Jeffery W. Caudill
President | Whitewoods Homes, Ltd

The use of 3D Printing is a footwear industry standard that continues to gain momentum in the Production environment as Additive Manufacturing technology evolves. Companies such as Wolverine Worldwide who embrace 3D Printing not only survive, but thrive with the strategic implementation of relevant, new and innovative Additive technologies.

Mark Baker
Wolverine World Wide

VIEW ALL PRESS

We Enable Businesses to Customize 3D Products

Unlike our competitors who focus on creating product prototypes, we focus on creating the end product.

WhiteClouds is an on-demand 3D fabrication company. Our 3D cloud based software platform has transformed manufacturing and 3D technology operations to an "as a service" model ("3DaaS"). This means, we can print whatever a company wants at any given time: broadening our customer base.



Our Work Has Helped Save Lives

Our customers using patent-pending 3D printing technology to prepare for complex surgeries in both humans and animals.


Ella's 3D heart

Ella's Story with Primary Children's Hospital



Black Rhino Layla with Brookfield Zoo



Medical Discussion on 3D Medical Models with Two of Our Customers

Jeff Sorenson - CEO of TeraRecon (3D Visualization Software Publisher) & Dr Quigley (NeuroRadiologist - University of Utah)



WhiteClouds Patent-Pending Hinge and Slice Medical Model

Pending patent 15/264,102 allows surgeons and veterinarians to view a hinged model of multiple slices of a living organ derived from a medical imaging file.

We Are a Technology Company

We have built an end-to-end software platform connected to 3D fabrication equipment.

From small businesses to large enterprises, our 3DaaS ecosystem of software is flexible enough for each customer's desired level of automation. 3D personalization, order management, 3D asset management, and 3D production processes are all part of the platform. Our robust software (and printing facility) allows us to tackle several verticals at once. What sets us apart is our ability to balance automation for efficiency and the quality of our color 3D prints.

Medical



Complex cases may sometimes need a different view. 3D models provide a hands on perspective with high detail and full color segmentation.

Veterinary



Veterinary surgeons utilize 3D printed models to minimize the time an animal is under anesthesia.

Architectural



With 3D printing technologies, models are easier to create, more affordable, more accurate, and have a higher level of detail than ever before.

Trade Show



Tradeshows around the world need precise 3D colored models to showcase their industry—from molecules to machines.

Entertainment



From small to large, 3D printing of characters and accessories allows for incredibly fine details.

Footwear



Footwear designers are moving from 2D design to 3D design, and need a rapid physical example of their design, months before the first shoe comes off the production line.

60,000 sqft

The world's largest full-color 3D-printing facility.





Our Technology Can Produce Phenomenal Details



This 3'x3' model showcases the phenomenal detail that can be accomplished with full-color 3D Printing. Each individually designed element punctuates automated fabrication - from the Ancients, barracks, and towers in each base down to the forgotten bones of old enemies strewn along the side of a forest path. 3D Printing can produce details down to 16 Microns (1/6 the size of a human hair).

$9,772,650

Total Sales Since Inception



$6M
$5M
$4M
$3M
$2M
$1M
**Discontinued low margin sales lines
2015
2016
2017
2018
2019
Total Annual Sales
Projected Sales 2019

**We discontinued our lower margin sales lines – sales from our software acquisitions and hardware line. This had a negative impact on our sales growth, but it has increased our gross margins from 53% in 2017, 66% in 2018, and a projected 69% in 2019.

We are estimating that our sales will continue to grow in our largest-margin business lines, anticipating to hit at least $6 million in sales this year. There is no guarantee that the numbers will materialize as projected. Projections for 2019 are dependent on variables outside of our control and may not materialize as displayed.


180
135
90
45
Q1 2018
Q2 2018
Q3 2018
Q4 2018
New Business Customers in 2018


18
12
6
FORTUNE 1000
2018
Q1 2018
Q2 2018
Q3 2018
Q4 2018
New Fortune 1000 Customers in 2018

$496	$21,578	98%	$3,330
Customer Acquisition Cost	Customer Lifetime Value	Customer Retention Rate	Avg Invoice Size of Customers

Meet Our Customers

Each of these major brands puts their trust in the WhiteClouds for 3D fabrication.

70+ Fortune 1000

38 New Fortune 1000 Customers in 2018

Financial Services | Technology/Internet | Healthcare | Media/Entertainment

Retail | Government/Defense | Agencies | Construction

Manufacturing | Food | Education | Sports

Our Journey So Far

Quality has always been the underlying driver for everything we do at WhiteClouds. In 2019, it is about boosting our marketing to capitalize on the foundation we've built.

January 2013 — WhiteClouds Launches with Initial Funding
14 co-founders (working for equity) formed the initial WhiteClouds team with $500K in funding with the goal of building a cloud based 3D printing company.

April 2013 — 3D Printers
Purchased first 3D Printers (8 of them) and began learning equipment capabilities, finishes, pre/post production processes.

May 2013 — Funding
New investment of $2,500,000 from CEO to be used to expand production capabilities and fund more R&D.

November 2014 — Architecture and Entertainment
Released new product line/services in architectural 3D Printed models and 3D Printed figurines in entertainment.

May 2015 — Medical Models
Began research and development on new personalized 3D Printed medical models from CAT scans and MRI's. $3,500,000 in new R&D Grant funding.

October 2015 — Expansion
Moved to our new 60,000 square foot facilities. Additional equipment purchases make us the largest facility of full-color 3D printing in the world.

December 2015/June 2016 — Acquisitions 2015/2016
The 3DPlusMe acquisition brings 3D SaaS platform for automated order management and manufacturing. Sandboxr's acquisition brings additional IP with patent pending poly-bonding software.

October 2016 — Patent-Pending
Submitted our new Hinge and Slice medical model design.

2017 — Events and Tradeshows
3D printing and advanced manufacturing of large scale props, displays, and signs for major events. Strategic partnership with Freeman Co, the largest event management & brand experience company.

2017-2018 — 3D Printing for the Veterinary Market
WhiteClouds becomes a strategic provider of 3D printed patient specific pre-operative models for Mars Pet Care, the largest owner of veterinary

2018 — Medical Industry Expansion
Partnership with Sectra, leading provider of medical imaging data. Further expands our position as a market leader in medical models.

2018 — 3D Model of "Layla the Rhinoceros"
WhiteCloud's anatomy model of Laylay's skull helps facilitate a life saving surgery for one of the rarest large mammals on Earth.

Meet the Founders



Jerry Ropelato
CEO
30 years in internet media, tech product development, and manufacturing. Founder of $130M Furch.



Joey Skinner
Chief Operating Officer
Over 30 years experience in software, manufacturing, and executive management. He has been involved with large public companies and enjoys the agile atmosphere of technology start-ups.

AND THE REST OF THE TEAM



Dave Forsberg
Sales Advisor
25 yrs in sales & marketing. Led Marketstar to $325M in annual revenue as EVP Business Development



Kerry Parker
VP Sales - Business Dev.



Lesa May
Controller



Kelly Root
Design Manager



David Southern
Director of Development



Athena Perkins
3D Medical Specialist



Wayne Ropelato
Production Manager

Raised $10,827,529 From 975+ Investors

FUNDING HISTORY





Alex Cheong

Steef Van Winkel
Global Product Lead @ Google. Investor.

John Grosso
Retired Pilot



Cluster Mcglothin
Investor Sacramento,California



Eric Williams



Nick Daniels
Small business owner, former practicing school psychologist. Looking to find intriguing and exciting startups to invest in.

MORE INVESTORS

Interview

- COLLAPSE ALL

WF: What is WhiteClouds?

WC: WhiteClouds is On-Demand 3D Fabrication in the Cloud for businesses. We use 3D Printing as our main technology. We provide an ecosystem for businesses to enable the creation of personalized products for their customers or for themselves. Instead of focusing on creating product prototypes like many of our competitors, we focus on the end product. A few examples:
- We work with builders, architects, and developers to create extremely detailed, physical architectural models for each customer's new home or building prior to construction.

- We work with hospitals and veterinary centers to create personal anatomical models from their patients' CAT-Scans/MRIs to be used for pre-surgery planning and patient education.

- We work with gaming publishers to offer their customers the ability to better connect with the video game by creating a physical model of their personalized avatar/characters.

- We work with tradeshow and display companies to offer unique model displays for their customers, both large and small.

WhiteClouds is now the largest full-color 3D Printing facility in the world.

WF: What does the overall market for 3D printing look like right now?

WC: 3D printing is a large industry but it's also a very fragmented industry with a lot of different sub-industries. These include everything from commercial and consumer printer manufacturers and the companies that make the printing materials, to service bureaus, scanning companies, and companies selling 3D-printable content. Then there are software publishers that make the modeling software. We are positioned on the services side.

When people think of 3D printing they usually think about quick print jobs. You plug in a USB cable to a printer and out comes the end product. It's not that easy. It takes a lot of work to prepare for a 3D print job. When we say we're a service organization, that's true because we are providing a service for other companies. But we have a lot of software and intellectual property on the front end to help us deliver a great quality product. In that respect, it's nothing like your local copy center.

Mckinsey and Company, a worldwide management consulting firm, has said they believe that by the year 2025 there will be $4 trillion dollars of consumer products that could be 3D printed. That doesn't mean they will be, but they could be. They analyzed actual products that they believe will be printed, and that could be a $100 billion to $300 billion marketplace by 2025. That is the exact market that we are going after.

Gartner, a research and consulting company, just published a new report stating that the 3D Printing Market will be $30 billion by 2023.

WF: What are the coolest things you have ever 3D Fabricated?

WC: We get asked that a lot.

Here are a few unique ones that stand out:

- An 11 foot tall Shera character for the Dreamworks display at NY Comic-con.

- The entire signature display for CES - it included large objects such as a robot, goggles, headphone, stadium, and many others.

- Thomas Davis (Carolina Panthers Linebacker) brace. He wore the first 3D printed brace ever used in an NFL game and it happened to be Superbowl 50.

- Nasal cavity for Layla, a Black Rhino at the Brookfield Zoo.

- USS Arizona replica - joint project with Autodesk - they did the scanning of the ship as it rests today.

- Thousands of small parts involved in a fast turnaround for an automobile recall.

- Dota Game Diorama

- 1/3 Scale model of an FA18 Hornet Jet for the NHL

- A 12 foot tall cake decorating tool

- An 8 foot tall Soccer Glove

- A model for NASA of the Eta Carina Nebula - 7,500 light years from earth

- Anything that has to do patient-specific medical models - we always know that we are helping to save lives or organs.

WF: What segments of the 3D printing market are your focus?

WC: We've built an end-to-end software platform, what we call a 3DaaS (3D-as-a-service) platform. It allows us to go into multiple verticals. The process is basically the same for each vertical. Today, we work in these areas: medical, veterinary, architectural, gaming, trade shows and footwear. We try to identify marketplaces where personalization and customization play a big part. In the future, there will be other areas that we put additional resources into.

WF: Who are your customers?

WC: With 800+ customers, we work with a lot of brands as well as many Fortune 1000 (America's largest companies). Over 70 Fortune 1000 companies have now put their trust into WhiteClouds. Some of these companies including Walmart, Microsoft, Siemens, Target, Wolverine, Autodesk, Sony, and many others. Most of those companies are in the infancy of 3D printing and how it will impact their businesses. We believe that almost every company can use our services, which gives us a large marketplace.

WF: Who are your customers in the healthcare sector?

WC: We work with different hospital chains directly - a few customers are Intermountain Healthcare, University of Utah, Stanford, UCLA, and University of Texas. Keep in mind, 3D Printing is still extremely early in the healthcare sector. We have forged a very strong partnership with TeraRecon, the largest 3D Visualization software provider in the medical space. Globally, they have approximately 4,500 hospital networks using their software. Their software is vendor neutral, meaning they work with any CAT scan or MRI provider - it may be GE, Toshiba, or Philips. Our partnership with TeraRecon provides the first end-to-end click-to-print solution for the medical professional to segment (select the region of interest from a CAT-Scan/MRI) the 2D data and receive a 3D printed anatomical model. WhiteClouds' software and design professionals position the model for best display capabilities including the use of our patent-pending hinge and slice functions.
These models are used in preoperative collaboration for surgical planning and patient education. TeraRecon sells what are called "PrintPacks" to hospitals - bundles from 50-5,000 prints.

We are also working with Anatomy Warehouse, a global company that provides standard anatomical models to hospitals, research centers, and educational institutions. We are providing the customization and personalization of 3D prints from CAT Scans and MRIs or special prints to be used in displays.

Recently, we have begun working with Sectra, a large 3D Visualization software provider in Europe, to provide 3D printed medical models to their hospital networks.

WF: What is your work in the veterinary space?

WC: If you think about most of the medical advances in humans, from drugs to equipment, most of them had their beginnings in the veterinary industry. 23 months ago we began a trial program in veterinary 3D printing with the largest provider of veterinary surgical centers in the US - about 1,870 centers. We began with trials in angular limb deformity in dogs - we 3D Print the exact replicas of the

dogs orthopedic structure allowing the surgeon to measure, practice, and pre-fabricate metal plates that would be used on the dog during surgery. Reducing anesthesia time on animals helps the success rate of the surgery. We are beginning to do all types of 3D prints in animals related to orthopedic, vascular, tumor resection and soft-tissue functions. This is very new to the Veterinary industry and we are excited to expand our relationships with the largest players in the space.

WF: Who are your competitors? ^

WC: There are a number of competitors in each of the verticals we participate in. With our partners and customers, we believe we lead many of the vertical segments we are in. There are a lot of smaller companies that are trying to enter the marketplace. The barriers-to-entry are quite high. Most of our competitors focus more on 3D Printing prototypes as opposed to end products which is the bulk of our business. There are a number of different 3D printing technologies - we focus our efforts on the technologies that produce full-color prints. Many of our competitors are focused on technologies in the non-color plastics used to produce prototypes.

WF: Who's responsible for educating customers about 3D printing? ^

WC: That's a huge obstacle, and it's something that all of us in the industry have to overcome as 3D content explodes. When we first started the company, every potential customer needed education as part of the sales process. Sometimes this could go on for months and in a few cases - years. During 2018, our sales and marketing strategy shifted to an inbound strategy. Through our SEO (search engine optimization) and SEM (search engine marketing) efforts, we now focus on potential customers who are very much educated and are much closer to the purchase cycle. Our sales cycles have gone from months/years to days/weeks.

WF: How did WhiteClouds get started? ^

WC: Jerry: I had a very successful company before this. I was the founder and CEO of Purch, which is one of the largest internet technology media companies in the world. We owned about a dozen different websites related to helping consumers purchase technology products and services. I was at a time in my life where I wanted some change, and wanted to start a new company based on new, up-and-coming technologies. With my love for building things, 3D printing was a natural fit. The co-founders and I thought this would be an exciting thing to do and an easy process to get started. We were wrong on that. It took us a couple of years to figure out how to get good quality prints and how to identify the right markets to go into. That was part of our early startup. Now we're ready and expecting to increase our sales and marketing and really grow. That's part of the reason why we're doing this Wefunder project.

WF: How has WhiteClouds grown so far? ^

WC: We have grown from that first color printer we purchased in 2013 to having approximately 70 production printers in a 60,000-square-foot facility. We moved into our new facility in October of 2015 and that was a nice milestone for us. We were in very cramped quarters and to be able to move into this facility, and be prepared for our future growth, was one of the best decisions we have made. The move, along with additional 3D printer purchases, made us the largest full-color 3D printing company in the world.

As we have grown, we have increased our R&D expenditures to make sure we are continuing to innovate. For example, in early 2015, we invested heavily in healthcare 3D printing–being able to take CAT-Scans and MRI's and converting them into personalized anatomical models for surgeons to use.

In 2017, we filed our first patent. It is our sliced hinged model for medical use. We completed two acquisitions over the last 3 years, two 3D printing related software companies, Sandboxr and 3DPlusMe.

In 2018, we started using 3D printing farms - this is where we have many small 3D Printers working together on one 3D print. For example, when we need to 3D Print something that is 10' tall, we will have many pieces 3D printed and then assembled into the final product. The post processing is still complicated, but this allows for scalability by using very inexpensive 3D printers, some that are sub $500 in cost.

We believe that 70 Fortune 1000 companies putting their trust in us, helps validate our business model.

WF: What are your goals for the immediate future? ^

WC: We want to increase our sales and marketing efforts and then capitalize on what we've already built. We have seen recent success in driving sales in 3D fabrication with the use of mixed-media technologies. This new 3D technology fabrication has allowed us to build much larger 3D models. Whether dioramas or large 3D structures, we can now use 3D Printing along with other technologies to create some awesome looking models. Our most recent success has come from the Trade Show industry, which is a ready marketplace - we will continue more sales and marketing efforts in this area.

WF: What does WhiteClouds do better than everyone else? ^

WC: We believe the thing we are better at than anyone is the quality of our 3D, full-color prints. We don't think there's anyone who can match our quality. We also think we have automated significant amounts of the process that takes existing 2D content and converts it into 3D printable content. That is a strong core element of what we do. With our software interfaces in our 3DaaS (3D-as-a-service) platform, we are continually improving our channel connections as much as possible. There are times where it still requires a human designer to complete the design to make it truly print-ready and we have one of the best teams of

designers in the industry.

Another big differentiator WhiteClouds has is when it comes to capacity and turnaround times. With the largest number of full-color 3D printers under one roof, we are able to produce items within a few days--in some cases, next day. We have the capacity to be able to take on very large deals.

WF: Tell us about your Patent in the Medical Space?

WC: WhiteClouds has a patent-pending "Hinge and Slice" technology that allows for examining specific areas of interest inside the body (usually a living organ) by evaluating various slices of the anatomical model. These individual slices are hinged together, similar in function to an unfolded-fan. It allows doctors to plan for surgical procedures and patient education. The model can be built using a specified number of slices and by specified thicknesses in each slice.

We are now beginning to use this same "Hinge and Slice" technology in the Veterinary space. The patent was filed on July 6, 2016 and has been assigned Application No. 62/359,086.

WF: Which customer is growing the fastest in using WhiteClouds services?

WC: We have been working with Freeman, the worlds largest Experiential Trade show management company in the world for the last 18 months. We are getting more and more 3D requests from them. When one of their trade show customers need something really cool and unique, we get the call from Freeman. We anticipate they will become WhiteClouds largest customer in the near future. The potential is huge with Freeman and other Trade Show/Event/Agency companies. We have been steadily bringing on more and more agencies during 2018, for example, George P. Johnson is one of our newest customers.

WF: Will WhiteClouds evolve into large scale production?

WC: Yes, we work with a lot of businesses that are trying to unlock the mystery of how 3D Printing works and how this impacts unique personalization in various products. Many of them are in the early stages of this. It makes sense to do one-time orders to get the process started, but in time, we anticipate these will turn into large-scale production orders where each and every product will be unique.

WF: How do you acquire customers?

WC: We actively pursue marketing opportunities, SEO, SEM, social, email campaigns, and direct marketing. In 2018, we have really increased our efforts in these areas. We have steadily increased the number of new customers throughout 2018: 77 in Q1, 93, in Q2, 142 in Q3, and 181 in Q4. With customer acquisition costs averaging $496 per customer and an average customer life-time value of $21,578 (calculated over 3 years), we know that we need to invest more in our sales and marketing. That will be the primary use of this Wefunder campaign.

Often, we reach out to potential customers that will be strategic in nature--channel partners. Together, we may be building the first product in that particular segment. We do a lot of channel development with the businesses who already have large customer bases. We don't have to sell to their end-consumer--the channel partner does this. We help the channel partner build out a new personalized product line. Some of the successes we have seen with our channel partners is going to require us to put more efforts into sell-through activities within these partners. One of our growing customers has about 3,000 employees in their sales departments and we need all 3,000 of them to know exactly what we can offer them as they are preparing solutions for their customers.

WF: Why are you raising money?

WC: Most of our fund raising will go towards sales and marketing activities. We plan to increase the breadth of the sales team, invest in brand recognition, conduct general marketing activities and build out our channel development.

WF: Tell us about your executive team.

WC: Joey: I joined WhiteClouds in mid-2015. The bulk of my career is with large software companies where I developed software products. Notably, I was vice-president over global software for Brooks Automation (NASD: BRKS). The software portion of the company generated about $110 million a year, and I was over all of the software product management and marketing. After that, I built up and sold a couple of software companies, and then did some consulting work while looking for the next big thing. I'm extremely excited about joining WhiteClouds and believe strongly in what we can do. My strength is not only in software but in efficiency and manufacturing improvements. Most of the software products that I helped develop, or at least managed, were manufacturing software products, so I have a lot of experience in that.

Jerry: I have 35 years of experience in technology-related companies, primarily software and media. I have created 8 companies (5 of which still exist). Prior to WhiteClouds, I was the founder of Purch, a large global Internet technology media company that helps consumers purchase technology products. Purch recently sold the consumer division for $132M. Before the sale, it had approximately 125 Million monthly unique visitors from websites such as TopTenReviews, Toms Hardware, Laptop Magazine, BuyerZone, Business.com and many others.

We have a great team chemistry and we are excited for the future.

WF: What is the grand vision for WhiteClouds?

WC: Imagine the future when 3D printing has significantly altered how products are designed and manufactured, allowing complete personalization in all business sectors. Whiteclouds will be the enabler for businesses to accomplish

this. Behind the scenes we are building a great company and setting about to make a difference in the world. We think we're early in 3D Printing and this industry has unlimited potential. We have built a great foundation and are well poised for the future.

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Bonaventure I. OGBODU Sep 28 2017

I am so glad that i invested in your company when i had the opportunity to do so. Thanks to everybody working and helping to grow this company.Hopefully grows to be the Amazon of 3D printing business.

ANSWER IGNORE

Alan Jacobson May 1 2017

Thanks Jerry, your answers to my question were thoughtful and compelling. The first part certainly not only explains the FY changes but actually shines a very positive light on them (that you were confident enough in the future to make that kind of investment, that you did not build in a discount, and that actual earned revenue increased significantly). I'm in, just deciding how much. I hope people watch the video about Ella - it may not be the only reason to invest, but boy does it add meaning and depth!

ANSWER IGNORE

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RISKS

1 While the Company believes in good faith that its business plans have a reasonable chance of success, the operations of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

2 We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in

READ MORE RISKS

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, use of funds, and more.

THE FUNDING PORTAL

WhiteClouds is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

$100 min INVEST

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